UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of April 2021
Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐  No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐  No ☒

Ciudad Autónoma de Buenos Aires, March 31, 2021

Comisión Nacional de Valores
25 de mayo 175
Ciudad de Buenos Aires

Ref.: CEO

Dear Sirs,

I am pleased to address you as Head of Relationship with the Market of Central Puerto S.A. (the “Company”), in order to inform you that Ing. Jorge Rauber, who currently holds the position of General Manager of the Company, will step down as of today for strictly personal reasons.

In addition, I inform that Mr Fernando Bonnet, current Chief Operating Officer, has been designated as General Manager of the Company as of April 1, 2021.

Your sinceresly,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: April 7, 2021	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact